Dykema Gossett PLLC

Suite 300

39577 Woodward Avenue

Bloomfield Hills, Michigan 48304

WWW.DYKEMA.COM

Tel:  (248) 203-0700

Fax: (248) 203-0763

D. Richard McDonald

Direct Dial: (248) 203-0859

Email: DRMCDONALD@DYKEMA.COM

December 2, 2009

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Filed on March 12, 2009
File No. 000-22903

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s third comment letter dated November 23, 2009 with respect to the Company’s Form 10-K For the Fiscal Year Ended December 31, 2008, filed on March 12, 2009. I have set forth below each question contained in the Staff’s third comment letter, followed by our response thereto.

Capitalized terms not defined in this letter have the meanings assigned to them in Form 10-K For the Fiscal Year Ended December 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.	We refer to your response to prior comment 1 and note that you have undertaken in subsequent filings to provide additional narrative detail of the relationships with State Street Bank and American Express and to further explain the mechanics of the Master Services Agreements. However, please clarify for us whether you can provide services to State Street Bank and American Express through work orders absent these agreements. Please note that you may provide us with a copy of the agreements for our review along with your response to this comment.

Please be advised that the Company can provide services to State Street Bank and to American Express through work orders absent the Master Services Agreements.

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Mr. Michael Johnson

December 2, 2009

From 10-Q for the Quarterly Period Ended September 30, 2009

Item 4. Controls and Procedures, page 31

2.	This section does not define your “disclosure controls and procedures” or reference Rule 13a-15(e). As such it does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). In future filings, please either reference the rule or provide the complete definition of disclosure controls and procedures from Rule 13a-15(e).

We confirm that our disclosure controls and procedures for the quarterly period ended September 30, 2009 met all of the requirements of Rule 13a-15(e). As requested, in future filings, we will reference Rule 13a-15(e) as part of our disclosure concerning this item.

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Please feel free to call me at (248) 203-0859 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:	Daniel M. Moore

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